February 27, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  DC  20549


Ladies and Gentlemen:

We have read Exhibit 77.K of Form N-SAR, dated February 27, 1997, of the JPM Series Trust II (the Trust , comprising, respectively, the JPM Treasury Money Market Portfolio, JPM Bond Portfolio, JPM Equity
Portfolio, JPM Small Company Portfolio and JPM International Equity Portfolio) and are in agreement with the statements contained therein. Effective January 1, 1997, the Trust s name was changed from the Chubb Series Trust to the JPM Series Trust II and the investment portfolios within the Trust were renamed from the Resolute Portfolios to the JPM
Portfolios . We have no basis to agree or disagree with other statements of the registrant contained therein.




                      ERNST & YOUNG LLP